UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 333-169397

CUSIP NUMBER: 464515 105

(Check One)

☐ Form 10-K

☐ Form 20-F

☐ Form 11-K

☒ Form 10-Q

☐ Form N-SAR

☐ Form N-CSR

For Period Ended: June 30, 2011

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

___________________________________________________________________________________________

PART I – REGISTRANT INFORMATION

                           Island Radio, Inc.

 (Exact name of registrant as specified in its charter)

                           N/A

 (Former Name if Applicable)

                     5850 Cameron Run Terrace, Suite 918

 (Address of Principal Executive Offices, Street and Number)

              Alexandria, VA  22303

 (City, State and Zip Code)

PART II – RULES 12b25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant, Island Radio, Inc. (“Island Radio”), has determined it is unable to file its Quarterly Report on Form 10-Q for the period ended June 30, 2011 (“Form 10-Q”) within the prescribed time without unreasonable effort or expense.  For the period ended June 30, 2011 Island Radio is now required to include the Securities and Exchange Commission’s new EDGAR XBRL extensions when filing its Form 10-Q.  Island Radio recently learned that it needs a software upgrade to comply with these new requirements prior to filing its Form 10-Q.  Island Radio is presently waiting for this software upgrade to be completed.

Island Radio intends to file its Form 10-Q as promptly as practicable following the completion of this new software upgrade.

___________________________________________________________________________________________

PART IV – OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification:

         J. Scott Sitra

       512

    772-1542

(Name)

(Area Code)

          (Telephone Number)

(2)

Have all other periodic required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify reports(s).  ☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                      ISLAND RADIO, INC.

 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 11, 2011

By:

/s/ Eric Boyer

Eric Boyer

President, Chief Executive Officer,

Principal Executive Officer and Director

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